June 3, 2021

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Office of Trade and Services

Re:	Remembrance Group, Inc.

Post-Qualification Amendment to Offering Statement on Form 1-A

File No. 024-11179

Attn: Office of Trade and Services:

We understand that the staff of the U.S. Securities and Exchange Commission (the “Commission”) has completed its review of the Post-Qualification Amendment to the Offering Statement on Form 1-A (the “Offering Statement”) of Remembrance Group, Inc. (the “Company”) and we hereby request that the Commission approve the qualification of the Offering Statement as of 4:00 PM Eastern Daylight Time on Friday, June 4, 2021, or as soon as possible thereafter.

We request that we be notified of such qualification by a telephone call to Mr. Paul Levites at (202) 869-0888 ext. 103, or in his absence, Lou Bevilacqua, of Bevilacqua PLLC, at (202) 869-0888 ext. 100. We also respectfully request that a copy of the written order from the Commission verifying the date and time of qualification of the Company’s Offering Statement be sent to Bevilacqua PLLC, attention: Paul C. Levites, via email at paul@bevilacquapllc.com.

Sincerely,

Remembrance Group, Inc.

By:	/s/Dennis L. Smith
Dennis L. Smith
Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq.